Exhibit 99.3

EXPLANATORY NOTE: KBS Real Estate Investment Trust III, Inc. (“KBS REIT III,” the “Company” or “we”, as applicable) has created a video of its December 12, 2019 Valuation Update Webinar for stockholders. Below is a transcript of the video.
The information contained herein should be read in conjunction with, and is qualified by, the information in KBS REIT III’s Annual Report on Form 10-K for the year ended December 31, 2018 (the “Annual Report”), Quarterly Reports on Form 10-Q for the periods ended June 30, 2019 and September 30, 2019 (the “Quarterly Reports”) and preliminary proxy statement filed with the SEC on December 12, 2019 (the “Preliminary Proxy Statement”), including the “Risk Factors” contained therein.
For a full description of the limitations, methodologies and assumptions used to value KBS REIT III’s assets and liabilities in connection with the calculation of KBS REIT III’s estimated value per share, see the Current Report on Form 8-K, filed with the SEC on December 12, 2019 (the “Valuation 8-K”).
IMPORTANT INFORMATION FOR STOCKHOLDERS
ADDITIONAL INFORMATION AND WHERE TO FIND IT
On December 12, 2019, KBS REIT III filed a Preliminary Proxy Statement and KBS REIT III plans to file a definitive proxy statement for its Annual Meeting of Stockholders with the SEC. The definitive proxy statement will be sent or given to KBS REIT III’s stockholders and will contain information about the proposals to be voted on by KBS REIT III’s stockholders at the Annual Meeting of Stockholders, including information relating to two proposals related to KBS REIT III’s conversion to an NAV REIT: the amendment of KBS REIT III’s charter and the acceleration of the payment of incentive compensation to KBS Capital Advisors LLC (the “Advisor”). This presentation does not constitute a solicitation of any vote or proxy from any stockholder of KBS REIT III. STOCKHOLDERS ARE URGED TO READ THE DEFINITIVE PROXY STATEMENT CAREFULLY AND IN ITS ENTIRETY WHEN IT IS AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS OR MATERIALS FILED OR TO BE FILED WITH THE SEC OR INCORPORATED BY REFERENCE IN THE DEFINITIVE PROXY STATEMENT, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSALS TO BE VOTED ON BY KBS REIT III’S STOCKHOLDERS AT THE ANNUAL MEETING OF STOCKHOLDERS. Stockholders will be able to obtain a copy of the definitive proxy statement and other relevant documents, including KBS REIT III’s Annual Report on Form 10-K for the year ended December 31, 2018 (which will be sent or given to KBS REIT III’s stockholders with the definitive proxy statement), free of charge at the SEC’s website, www.sec.gov, on the Investor Information page of KBS REIT III’s website at www.kbsreitiii.com, or by directing a request by mail to KBS Capital Markets Group Investor Relations, 800 Newport Center Drive, Suite 700, Newport Beach, CA 92660, or by calling the Broadridge proxy help line at (855) 643-7458.
PARTICIPATION IN THIS SOLICITATION
KBS REIT III, its directors and executive officers, the Advisor and the Advisor’s officers and employees may be deemed to be participants in the solicitation of proxies from KBS REIT III’s stockholders with respect to the proposals to be voted on at the Annual Meeting of Stockholders, including the amendment of KBS REIT III’s charter and the acceleration of the payment of incentive compensation to the Advisor. Information regarding KBS REIT III, its directors and executive officers and the Advisor, including detailed information regarding the interests of such entities or persons in the solicitation, is included in KBS REIT III’s Preliminary Proxy Statement and will be included in the definitive proxy statement in connection with the Annual Meeting of Stockholders. Stockholders may obtain the definitive proxy statement and other relevant documents free of charge as described above.

Forward-Looking Statements
This presentation includes forward-looking statements within the meaning of the Federal Private Securities Litigation Reform Act of 1995. KBS REIT III intends that such forward-looking statements be subject to the safe harbors created by Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements include statements regarding the intent, belief or current expectations of KBS REIT III and members of its management team, as well as the assumptions on which such statements are based, and generally are identified by the use of words such as “may,” “will,” “seeks,” “anticipates,” “believes,” “estimates,” “expects,” “plans,” “intends,” “should” or similar expressions. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date they are made. KBS REIT III undertakes no obligation to update or revise forward-looking statements to reflect changed assumptions, the occurrence of unanticipated events or changes to future operating results over time, unless required by law. Such statements are subject to known and unknown risks and uncertainties which could cause actual results to differ materially from those contemplated by such forward-looking statements. KBS REIT III makes no representation or warranty (express or implied) about the accuracy of any such forward-looking statements. These statements are based on a number of assumptions involving the judgment of management.
KBS REIT III may fund distributions from any source, including, without limitation, offering proceeds or borrowings. Distributions paid through September 30, 2019 have been funded with cash flow from operating activities, debt financing and proceeds from asset sales. Actual events may cause the value and returns on KBS REIT III’s investments to be less than that used for purposes of KBS REIT III’s estimated value per share. The appraisal methodology for the Appraised properties assumes the properties realize the projected net operating income and expected exit cap rates and that investors would be willing to invest in such properties at yields equal to the expected discount rates. The valuation for KBS REIT III’s investment in units of Prime US REIT assumes a discount for the holding period risk attributable to transfer restrictions and blockage due to the quantity of units held by KBS REIT III and such discount is driven by trading volume in Prime US REIT’s units in the public market and expected future volatility. Though the appraisals of the Appraised properties and the valuation of KBS REIT III’s investment in units of Prime US REIT, with respect to Duff & Phelps, and the valuation estimates used in calculating the estimated value per share, with respect to Duff & Phelps, the Advisor and KBS REIT III, are the respective party’s best estimates as of September 30, 2019, December 3, 2019 or December 4, 2019, as applicable, KBS REIT III can give no assurance in this regard. Even small changes to these assumptions could result in significant differences in the appraised values of the Appraised properties, the valuation of KBS REIT III’s investment in units of Prime US REIT and the estimated value per share. Further, KBS REIT III can make no assurances with respect to the future value appreciation of its properties and ultimate return to stockholders.
Stockholders may have to hold their shares for an indefinite period of time. KBS REIT III can provide no assurance that it will be able to provide additional liquidity to stockholders. KBS REIT III’s conflicts committee, which is composed of all of its independent directors, has approved the pursuit of KBS REIT III’s conversion to a perpetual-life NAV REIT, which includes submitting to stockholders for their approval two proposals related to KBS REIT III’s conversion to an NAV REIT. However, even if these proposals are approved by KBS REIT III’s stockholders, implementation of these proposals and KBS REIT III’s conversion to an NAV REIT remain subject to further approval of the conflicts committee and board of directors, and regulatory, market or business considerations may influence KBS REIT III to delay the implementation of the NAV REIT conversion or abandon KBS REIT III’s conversion to an NAV REIT. Even if KBS REIT III converts to an NAV REIT, there is no assurance that KBS REIT III will successfully implement its strategy.
These statements also depend on factors such as: future economic, competitive and market conditions; KBS REIT III’s ability to maintain occupancy levels and rental rates at its real estate properties; and other risks identified in Part I, Item 1A of the Annual Report, in Part II, Item 1A of the Quarterly Reports, and in the Preliminary Proxy Statement.

Transcript of video by Charles J. Schreiber, Jr., Chief Executive Officer of KBS REIT III; Jeff Waldvogel, Chief Financial Officer of KBS REIT III; Mark Saukkola, CEO of KBS Capital Markets Group; Rodney Richerson, Regional President of KBS Capital Advisors LLC; and Marc DeLuca, Regional President of KBS Capital Advisors LLC.

Mark Saukkola	Hello, and welcome to the December 2019 KBS REIT III valuation update webinar. My name is Mark Saukkola. I’m the KBS Capital Markets Group Chief Executive Officer. And today, I’m joined by Chief Executive Officer and co-founder of KBS, Chuck Schreiber; Chief Financial Officer, Jeff Waldvogel; and regional presidents, Rodney Richerson and Marc DeLuca. We’d like to thank all the investors and financial advisors for participating on the webinar today.
Before we proceed, I’d like to address a couple things and invite everyone to review and even download the presentation materials presently on the resource list on the screen in front of you. And they’ll also be available for review on the KBS Capital Markets Group website and webcast.kbs.com within approximately 48 hours.
As we move forward to slide two and slide three, actually, please review the important disclosure information as I briefly outline an agenda for today’s presentation.
So today, we will have Chuck Schreiber provide an overview of KBS REIT III and provide also an office market update and discuss the strategy of KBS REIT III moving forward. Marc DeLuca will review the current portfolio of all of our properties. Jeff Waldvogel will outline the details for the new estimated value per share. And Rodney Richerson will also provide updates on some select properties in the portfolio. Lastly, we will end our time with a written question and answer period. So please, start to think about any questions that you may have during the presentation.
And as we proceed on slide four here, for those of you that may not know, I would just like to outline a few details about KBS. KBS has been a leading owner and operator of real estate on behalf of pension funds, endowments, and other institutional investors since the early ‘90s.
And Peter Bren and Chuck Schreiber have built a firm that has experienced transaction volume in excess of $42 billion. And the firm, as of the end of September, had over $11 billion in real estate assets under management.
We’ve previously been recognized by National Real Estate Investor as the eighth largest office owner globally. And since our inception, KBS has purchased over 1600 real estate assets and sold over 1500 of them.
We’ve developed a great track record as an owner and operator of real estate on behalf of our investors and partners. And with that, I’d like to proceed with the presentation by passing it over to Chuck Schreiber.
Chuck Schreiber:	Thank you, Mark. It’s a pleasure to join you today. As we were beginning our plan for KBS REIT III, we began developing our investment strategy, really taking advantage of the opportunities that we identified in the market across the country.
On slide five, you see the national map, and it really highlights the 13 primary markets that we had targeted. As well as a number of markets where we have improved employment, improved demand for office space. And so, we were successful in buying assets in these markets. Of the 20 assets that are in KBS REIT III, the majority of them are in these markets.

But our strategy was really complemented by the continuing demand for high-quality office for successful office users. So, on the next slide, slide six, it gives some employment data, which is important.
Since 2012, we’ve experienced strong positive net absorption with minimal development of speculative office space. One of the largest competitor, I should say risks, in our investment strategy is new product and new speculative office space. Tenants tend to gravitate towards and demand and prefer brand new buildings versus a five or a ten-year-old building. And so, what we’ve experienced really in the last five, six, seven years is a minimal amount of speculative office space, just because of the challenges that are presented in financing those development projects.
And also, we focused on job growth. We did see a slowdown in absorption in our markets in 2016-17. But we’ve seen a reappreciation really during the last 20 months. And a key element in our leasing activities is there’s a large percentage of the tenants who are signing longer-term leases. Out to 11 years, 13 years and longer, in really a market, in a traditional arena where we typically would have a five, maybe a seven-year lease would be a long-term lease. So, we’re seeing tenants looking for long-term commitments for the home of their businesses in our buildings.
This slide, which is slide six, provides just some basic employment figures. And as you see, the non-farm employment continues to be a substantial number. Third-quarter 2018, roughly 150 million verses in 2019, it’s a little over 150. But really what’s significant, and what we’re tracking on, is the market indicators, which is really our asking rent.
We’re absorbing roughly 10 million square feet, 10-11 million square feet per quarter. And again, the product that’s being introduced in our market for new products is primary build-a-suite, where tenants are moving into those buildings. And many of those tenants are relocating from outside the sub-market.
But an indicator in our future growth, future improvement, and net operating income is really the market rent, where you see at the bottom of the page. The weighted average market rent goes from $31.36 per year, per square foot, up to $32.63. And so, we’ve seen this indicator grow consistently since 2012.
Marc DeLuca will continue the discussion and give you an update on our portfolio.
Marc DeLuca:	Thank you, Chuck. As mentioned, I am Marc DeLuca, the Eastern Regional President for KBS. I’ll be providing you some fund and portfolio updates beginning on slide seven.

As you may recall, the fund broke escrow on May 24th, 2011, and closed July 28, 2015. The current distribution rate is 6.5%. After the sale of 11 assets to a Singapore REIT, the remaining portfolio has an estimated value of $3.6 billion, which is comprised of approximately $258 million of shares in Prime US REIT and a $3.3 billion real estate portfolio.

On the next slide, you will see that the portfolio is 8.3 million square feet, it’s 91.3% leased, with a loan to value of approximately 39%. In addition, it has a weighted average lease term of approximately 4.4 years.
The tenant base within the portfolio consists of 30% STEM/TAMI companies. In addition, the majority of the assets have been renovated to suit the respective market demands.
As you can see from slide nine, the assets are located in top growth markets or sub-markets, with net migration, strong employment growth, and most enjoy mass transit connectivity. Further, on the slide are some additional asset details that you can review. Now, we’ll turn it over to our CFO, Jeff Waldvogel.

Jeff Waldvogel:	Thank you, Marc. As we turn to Slide 10, we’ll now touch on our 2019 estimated value per share. Slide 11 has some details on the process that we go through to complete our updated estimated value per share. We followed a similar process as we have in prior years and completed the estimated value per share in accordance with the IPA Guidelines.
We engaged Duff & Phelps to come in and appraise each of the real estate properties within the portfolio, and also to perform a valuation on the shares we hold in Prime US REIT.

Additionally, the advisor valued the other assets and liabilities that remain on the balance sheet as of September 30th, 2019. The calculation of all of these with the increases in the real estate portfolio that we’ll talk about in a moment resulted in an increased estimated value per share of $12.45 above the $12.02 from the prior year.

After considering the special distribution, which we’ll talk about later, which will be paid out this week, that estimated value per share will be reduced by the 80-cent special distribution and will be $11.65 after considering that special distribution.
On Slide 12, you can see the summary of the balance sheet of each of the estimated fair values by line item. The real estate properties did decrease, on-screen you can see, from about $4.1 billion to $3.3 billion. That’s due to the sale of the Singapore Portfolio of properties of $1.2 billion. And then offset by CAPEX spent during the year and the value increases we saw from 2018 to 2019.
Additionally, we have the Prime US REIT shares of about $258 million, that we retained from the sale of the Singapore Portfolio. And then in a sale of the investment in unconsolidated joint ventures of one of the properties that was sold in conjunction with Singapore.
Additionally, the other significant changes on the balance sheet, you can see mortgage debt was reduced significantly during the year. That’s also as a result of the Singapore sale, and a result of paying down some additional loan facilities with excess sale proceeds that we had.
Moving on to the next slide, this gives a better snapshot of what impacted the estimated value per share. And goes through each of the significant changes that resulted in the change from $12.02 to $12.45. You can see in the first line, the real estate properties increased in value by $1.31 a share during the year. Additionally, the Prime US REIT units increased by about two cents a share, based on Duff & Phelps’ valuation of those, which took the market value and then applied some discount to it due to the size of our investment.
Additionally, that was then reduced by the capital expenditures in the REIT portfolio of 62 cents a share. So, on a net basis, with the change in fair value of the real estate net of the capital that was spent, there was an increase of 71 cents related to increase in value in our real estate portfolio, as well as our shares in Prime US REIT.
Beyond that, some smaller changes to note. I’ll just point out a couple of things. Our operating cash flow for the year was in excess of the distributions we paid out, so we have more than 100% coverage on our distribution for the year. That resulted in an excess of about 11 cents a share.
A few other small changes but moving down. The interest rate swap liability. With the changes in interest rates in the current year, there was a substantial move in the valuation of our interest rates swaps.
Effectively what happens is at the end of each year, as we do this estimated value per share, we will value those swaps and compare them to current market rates.

In our current year, the interest rate environment changed significantly. The five-year swap rate moved about 150 basis points. And so, because of that, today, our swaps are deemed to be above market, and so they’re valued as a liability. That change in value back to par or back to zero on the swap liability will effectively bleed in overtime, as we make interest rate payments. So, the liability eventually just goes away through future cash flows and would then effectively accrete to our estimated value per share.
Beyond that, a small change in the advisor participation fee. A liability is about eight cents just due to the increase in the estimated value per share.
So, taking all the smaller changes into account, we have a 43-cent increase in the estimated value per share year over year. And then, after the special dividend of 80 cents, our estimated value per share, after dividends is $11.65.
And with that, on Slide 14, I’ll hand it over to Rodney Richerson, our Western Regional President.
Rodney Richerson:	Thanks, Jeff. As Jeff outlined, we had a really good year of value growth within the portfolio. We have a 5.74% increase in the real estate value net of capital expenditures throughout the portfolio, so. Really strong value growth. I’m going to highlight a few of the assets that contributed most to this growth.
The first one, Hardware Village, this is the apartment project that we have developed in Salt Lake City on the edge of downtown. We have a $32 million increase in value or 23%. Much of this growth is really driven by about a four percent increase in rental rate from the prior year appraisals. And then also the fact that this project is now complete. Phase one was completed last year, the west project. The east project, we just received a temporary certificate of occupancy, and we anticipate a full certificate of occupancy this month in December.
So really, as the appraiser looks at this, it’s really a change in the type of real estate, from a development with risk of construction costs, to really just a lease-up play. So, we had a significant drop in the discount rate as well, which drove much of this value.
We actually are engaged with a buyer on this asset at a price higher than where we have it appraised at today. We have the contract signed, but the buyer is still not nonrefundable. And once the buyer goes nonrefundable, we’ll reflect that valuation.
Second asset, Domain Gateway. This asset is located in the Domain submarket of Austin, Texas. As I talked about on previous calls, Austin is really one of the top sub-markets, one of the top cities in the country from tenant demand as well as investor demand. So, we’ve seen significant valuation growth in this market on the two assets we have.
This asset has increased $27.7 million or 34, almost 35% net of capital expenditures. We signed a lease with Indeed, the prior tenant which was under a 10-year lease. Their lease expires in February of 2020. We’ve already backfilled that space with a new tenant, Indeed, which is the largest online employment marketplace, owned by a Japanese conglomerate, with investment-grade credit. The rental rate on this lease from the prior lease is 56% higher. So obviously, we’ve seen a significant increase in value just because going from a 12-month lease with the prior tenant, prior appraisal, to a 13-year lease today with this new tenant.
Again, strong appetite from investors as well as tenants. And because of the change in lease structure, going from a short-term lease to a long-term lease. We also, similar to Hardware Village, we saw a significant decrease in the cap rate and discount rate for valuation purposes, which drove much of this valuation.

The next asset, on Page 15, 515 Congress. This asset is also located in Austin, Texas, in the CBD, which is really the strongest sub-market within Austin. We saw a $15.7 million increase or 11% on this asset. The leasing demand has continued to be very strong at this project. We saw a 14% increase in the rental rate from the prior year appraisal to this year’s appraisal, from $35 to $40. Some of the most recent leasing activity we’ve had has actually exceeded the $40. So hopefully, we continue to see valuation growth on this asset. But again, much of this change is both rental rate as well as discount rates with increased investor demand in this marketplace.
The next asset to cover, it’s really four different buildings, two different acquisitions that we made. The Almaden, which is a three-building project. And then the 10 Almaden, which is directly across the street. These buildings are located in downtown San Jose. Very strong tenant demand in this marketplace as well.
We saw a $32 million increase in valuations collectively on these buildings, which is about 8.3% from the prior year’s appraisal net of capital expenditures. We’ve seen significant market rental rate increases across all four buildings with a 13% increase. And again, we’ve seen strong investor and tenant demand in this marketplace.
I think an interesting point, to highlight some of this tenant demand. The J. Paul Company, which is one of the largest developers in the Bay Area, purchased an 845,000 square foot project, just down the street from this project, from our projects. And they’re basically de-leasing these projects. They’re kicking all the tenants out. So, we saw significant tenant demand from those tenants that were being moved out of that project. And their goal, the long-term goal on their project, is to demolish the 845,000 square feet and build a brand-new office campus there with 3 million square feet of product. But again, market demand is very strong here from tenant and investors.
Unfortunately, on the next slide, not all assets have increased in value. RBC Plaza, which is located in downtown Minneapolis, we saw a decrease in value on this asset of $13 million. Or just about eight percent decrease in value net of capital expenditures.
This was really primarily driven by RBC’s decision to move out of this building upon lease expiration, which is November 2021. They had a renewal right at the end of November, they passed on that. They have signed a lease with a local developer to move into a brand-new building. So really the effect of the valuation here is an increase in the discount rate as well as the downtime and additional TI’s it will cost, tenant improvements, it will cost us to replace this tenant.
At this point, we have a number of proposals out to different companies to backfill much, if not all, of the RBC space. So, as we, over the next 12 to 18 months, sign some of these leases, we believe the valuation will increase again, once we get those deals done.
And then Park Place Village, I’ll turn that over to Marc DeLuca to cover.
Marc DeLuca:	Thank you, Rodney. Park Place Village is located in suburban Kansas City. It’s an approximate 484,000 square foot mixed-use project of retail and office and is home to the US headquarters of AMC.
During the year, the asset struggled with the retail portion of the investment, with many of the small local retailers shutting their stores and the lack of new tenant demand. Given that, we have seen a decrease in value of approximately 12%.
Recently, we were successful in signing a long-term extension with AMC. Given that, during the quarter, we marketed the asset for sale and are currently close to finalizing that process. With that, I’ll turn it back over to Jeff.

Jeff Waldvogel:	Thank you, Marc. Moving on to Slide 17, we’ll spend a minute now talking about the special dividend and transition into shareholder performance.
As was noted in our last webinar, in November, the board did declare a special dividend of 80 cents a share to be paid to shareholders in December. It was a dividend that would be part cash and part stock, with shareholders being able to elect if they would like to receive the distribution all stock, or if they would like to receive some cash. And with the cash election, likely resulting in a distribution of 35% cash and 65% stock.
That distribution process has run, and the special distribution will be paid out to shareholders later this week. And again, that 80-cent dividend is reflected in our updated estimated value per share as well as will show up on account statements after that special dividend, reflecting the $11.65 after that distribution.
Moving on to the next slide, on 18, just a quick snapshot summary for people and shareholders to understand what their account values will look like after the special distribution. Our estimated value per share before it is $12.45, as you can see in the top row in this example. This example just assumes a simple investment in one share of our stock.
Once the special distribution is paid, 28 cents would leave the account value and move over into cash distribution to shareholders. And so that would reduce the $12.45 by 28 cents. And then the stock dividend of 52 cents would reduce the per-share amount, but also increase the number of shares that a shareholder owns. So, the total account value for that stock distribution does not change. As you can look at the bottom line, it just results in a lower estimated value per share. But an increase in the number of shares that are owned by a shareholder. So, the only impact to the account value is the 28 cents paid in cash.
And so, with that, plus the 28 distribution in cash on the bottom of the far right, you can see the total amount value to the shareholders, $12.45.
On Slide 19, just touching on shareholder performance for a moment, this all assumes that a shareholder realizes the value of its shares based on our current estimated value per share, based on the methodologies we discussed earlier. Additionally, it does not include the impact of any disposition costs and fees. Those have averaged about one and a half percent to date on the asset value.
And so, with that, we’ll move onto Page 21. Just a snapshot on our distribution history. We have paid 65 cents a share, or 6.5% distribution on a 10-dollar basis. Of these shares, inception to date, we’ve had great dividend coverage for many years now, where we’ve covered the dividend fully from our cash flows. Recently, just with the sale of the Singapore Portfolio, we are slightly below coverage. Which once we right size equity and return a significant portion of liquidity to shareholders in 2020, we anticipate to be fully covering again as we move forward.
On Slide 22, the hypothetical performance of early and late investors. This takes today’s estimated value per share and adds to it cumulative cash distributions as well as the stock portion of the distribution that was declared and is being paid in December.
And so, taking those two things together, the early investor would have received the $6.29 plus the current estimated value per share for a total value of $17.94. The late investor would have received a total of $15.27, just because of not being in the fund as long and not having received those distributions.
If we’re looking at DRIP investors, those values would be $19.26 to the early investor and $15.81 to the late investor. Higher than the non-DRIP because we’ve seen good appreciation in our stock price over time.
Slide 23 just shows this by year. And you can see those total values on the top of the columns of December 2019, of $17.94 and $15.27. Each of the bars breaks out affectively the ongoing distribution component, any special dividend, and the estimated value per share to get to the total value to the shareholders.

With that, I’ll turn it over, back to our CEO, Chuck Schreiber.
Chuck Schreiber:	Thank you, Jeff. Earlier this year, the board of directors formed a special committee to really analyze the alternatives and really review the strategic alternatives for KBS REIT III. The board and the committee have determined to pursue the conversion into a net asset value REIT, known as a NAV REIT. The conversion to the NAV REIT fulfills certain key objectives: for shareholder’s desire for liquidity as well as if they choose to stay invested in the REIT and enjoy the current market environment.
The key element to this is really investor’s flexibility. The ability to create a plan for their investment in KBS REIT III, take advantage of liquidity opportunities for a portion or all of their shares, or again, remain invested in the fund and continue on receiving the proceeds from the portfolio.
The NAV REIT, at a glance, is: it’ll be a perpetual life investment vehicle, which means there will not be an end date to the investment vehicle for the fund. Meaning that we don’t have a specific liquidation date for the fund, so investors can remain invested as long as they choose. Again, the element is the liquidity option for investors, which they don’t enjoy today in the current structure.
The valuations will be completed or anticipated completed on a monthly basis. And one large benefit is lower upfront fees for the investors.
On Slide 25, gives us an anticipated timeline. The NAV conversion process will require us to proxy the shareholders, with respect to two proposals related to KBS REIT III’s conversion to the NAV REIT. A few ideas and a few elements and dates in that time schedule, what is anticipated, is to finalize the proxy with the SEC and send out the proxy statements for shareholders to vote, and this is early next year.
Next, we would hold a shareholders’ meeting and announce the voting result. Again, that’s anticipated, but the date is April 2020. And then, the actual conversion is anticipated during the third quarter of 2020.
On Slide 26, it gives us a brief summary of the near-term liquidity. And in light of the proxy process for the NAV conversion, we’ll be suspending the share redemption program for ordinary redemptions in January of 2020 through the proxy vote, with the intent to provide a substantial amount of liquidity after the shareholder vote.
We have in excess of $300 million of cash remaining from proceeds from the Singapore REIT. The company will continue using all or a portion of the remaining net proceeds for a variety of shareholder’s liquidity options.
Our goals, which are highlighted on the next page, is to continue enhancing shareholders’ liquidity through this restructure and to finalize the conversion over to the NAV REIT. We have continued capital market projects, again with the goal of attracting quality tenants and maintaining a high level of occupancy in each of our assets.
We have yet to complete the construction on Hardware Village and to continue with our strategy and discussion for the sale of that asset. Our goal is really to lease-up and stabilize all the properties and really take advantage of the increased market rents. And nearly every single tenant will be renewed, or new tenants brought into the properties at improved market rents above the current rates that are under lease agreements.

We plan to distribute operating cash flow to the stockholders. And one priority is really manage and study our properties. Really looking for any need to liquidate or sell any assets that we believe may be sub-performing. We do a test on an ongoing basis, specifically at the end of the year, to just confirm that every single asset has NOI growth, net operating income growth, continued growth, and value, and keeping up with the balance of the portfolio.
Next, I’ll let Mark Saukkola, closing comment.
Mark Saukkola:	Yeah, thank you, Chuck. And again, thank you to all the investors and advisors participating on the webinar today. This concludes our prepared remarks, and we invite everyone to submit any written questions during our question and answer period of time. And we look forward to answering those in brief moments. Thank you.